May 2, 2006

Via Facsimile (650) 849-4800 and U.S. Mail

Bartley C. Deamer, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, CA  94303

Re:	Portal Software, Inc.
	Schedule TO-C filed April 13, 2006
	Schedule TO-T filed April 25, 2006, by Potter Acquisition
Corp.,
	  Oracle Systems Corporation and Oracle Corporation
	SEC File No. 005-58301

Dear Mr. Deamer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

Offer to Purchase

Acceptance for Payment and Payment for Shares, page 14
1. Please revise the language in the penultimate paragraph of page
15
that states that you will return unpurchased or untendered shares "as promptly as practicable" after the expiration of the offer to state that you will return such shares "promptly" as required by Rule 14e-
1(c).

Questions and Answers - What are the material United States federal income tax consequences of tendering shares?, page 10
2. While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

Certain Information Concerning the Company, page 20
3. We note that under the heading "Financial and Other Information" you disclosed historical financial information of Portal Software together with revised and adjusted information (pages 21-22). Please disclose the reasons for those adjustments provided by Portal Software to you. If no reasons were provided, please state so. Similarly, address the reasons provided by Portal Software for its re-examination of its 2003 and 2004 audited financial statements.
4. Under the heading "Late Filings and Delisting from Nasdaq"
(page
23), please disclose that Portal Software has not filed any periodic reports since March 2005 and that no audited financial statements have been available for fiscal years 2005 and 2006.

Certain Information Concerning Offeror, Parent and Oracle, page 23
5. With respect to your disclosure in the sixth paragraph of this item please tell us why you need to qualify your disclosure "to the best of [the filing persons`] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Background of Offer, page 25
6. Please confirm that you have described all meetings and communications with Portal Software and its financial advisor. Refer to Portal Software`s Schedule 14D-9. If you have not described all such contacts, please revise your offer document to do so.
7. Please describe the closing conditions that you agreed to eliminate on February 17, 2006 to continue your due diligence review.
Similarly, describe the "remaining issues" Oracle agreed to drop in the evening of April 10, 2006.

Certain Conditions to the Offeror`s Obligations, page 41
8. Please revise the heading of this section as you are required to disclose all material conditions to the offer.
9. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
10. We also note in the last paragraph of this section that you have reserved the right to (i) terminate the offer if any condition has not been satisfied or (ii) waive any of the conditions to the offer
"at any time and from time to time." Defining the conditions as an ongoing right that may be asserted "at any time and from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Please make a similar revision in the Summary Term Sheet.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Bartley C. Deamer, Esq.
Bingham McCutchen LLP
May 2, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE